UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

CanniMed Therapeutics Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Aurora Cannabis Inc.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

13767U
(CUSIP Number of Class of Securities (if applicable))

CanniMed Therapeutics Inc.
1 Plant Technology Rd. Box 19A, RR#5
Saskatoon, SK,
Canada, S7K 3J8
Telephone: (306) 978-6848
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 24, 2017
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

The following documents have been delivered to holders of securities of, or published in the home jurisdiction of CanniMed Therapeutics Inc. and were required to be disseminated to U.S. security holders or published in the United States:

Exhibit 1.1	Offer to Purchase and Circular
Exhibit 1.2	Letter of Transmittal
Exhibit 1.3	Notice of Guaranteed Delivery

(b)

Not applicable.

Item 2.	Informational Legends

The required legends are included under the heading “NOTICE TO HOLDERS IN THE UNITED STATES” commencing on the page 6 of the Offer to Purchase and Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

None

(2)

(a)	The annual information form of Aurora Cannabis Inc. (“Aurora”) dated September 25, 2017 for the year ended June 30, 2017;

(b)	Aurora’s audited consolidated financial statements for the fiscal year ended June 30, 2017 and June 30, 2016, and the notes and the auditor’s report in respect thereof;

(c)	Aurora’s management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2017;

(d)	Aurora’s unaudited condensed consolidated financial statements for the three months ended September 30, 2017;

(e)	Aurora’s management’s discussion and analysis of financial condition and results of operations for the three months ended September 30, 2017;

(f)	The management information circular dated October 2, 2017 relating to the annual general and special meeting of Aurora’s shareholders held on November 13, 2017;

(g)	Aurora’s material change report dated July 10, 2017 regarding the receipt of conditional approval to list on the TSX;

(h)

Aurora’s material change report dated July 12, 2017 regarding passing the first stage of German domestic production tender application process to become a licensed producer of medical cannabis in Germany;

(i)	Aurora’s material change report dated July 13, 2017 regarding hosting an Australian delegation led by the Minister of Agriculture and Minister of Regional Development;

(j)	Aurora’s material change report dated July 18, 2017 regarding entering a technical services agreement with Cann Group Limited;

(k)	Aurora’s material change report dated July 21, 2017 regarding the listing and trading of Aurora’s common shares on the TSX;

(l)	Aurora’s material change report dated July 24, 2017 regarding ringing the bell at start of trading on the TSX;

(m)	Aurora’s material change report dated July 31, 2017 regarding the proposed strategic investment in Hempco Foods and Fiber Inc. (“Hempco”);

(n)	Aurora’s material change report dated July 31, 2017 regarding the debenture conversion by Radient Technologies Inc. (“Radient”);

(o)	Aurora’s material change report dated August 8, 2017 regarding the appointment of certain Vice Presidents;

(p)	Aurora’s material change report dated August 31, 2017 regarding an operation update;

(q)	Aurora’s material change report dated September 18, 2017 regarding the completion of an investment in Hempco;

(r)	Aurora’s material change report dated September 19, 2017 regarding the receipt of permits required to ship dried cannabis flower from Canada to Germany;

(s)	Aurora’s material change report dated September 26, 2017 regarding the announcement of the fourth quarter and financial year end financial results;

(t)	Aurora’s material change report dated September 28, 2017 regarding entering into a hardware supply agreement with Namaste Technologies Inc.;

(u)	Aurora’s material change report dated September 29, 2017 regarding the grant of restricted share units and stock options;

(v)	Aurora’s material change report dated October 2, 2017 regarding the acquisition of BC Northern Lights Enterprises Ltd. and Urban Cultivator Inc.;

(w)	Aurora’s material change report dated October 5, 2017 regarding the launch of Aurora Envoy™, a patent-pending live plant transporter to target the home grow market;

(x)	Aurora’s material change report dated October 10, 2017 regarding the announcement of a C$50 million prospectus offering;

(y)	Aurora’s material change report dated October 10, 2017 regarding the upsizing of the C$50 million prospectus offering to C$60 million;

(z)	Aurora’s material change report dated October 16, 2017 regarding the announcement of a C$6 million private placement;

(aa)	Aurora’s material change report dated October 23, 2017 regarding the extension towards finalizing an agreement with Radient;

(bb)	Aurora’s material change report dated November 2, 2017 regarding the closing of the previously announced C$60 million prospectus offering;

(cc)	Aurora’s material change report dated November 6, 2017 regarding the entering into a master services agreement with Radient;

(dd)	Aurora’s material change report dated November 6, 2017 regarding the start of vaporizer sales through Aurora’s website;

(ee)	Aurora’s material change report dated November 7, 2017 regarding the conversion of the remaining balance of Aurora’s C$25 million debenture;

(ff)	Aurora’s material change report dated November 9, 2017 announcing Aurora’s Q1 fiscal results;

(gg)	Aurora’s material change report dated November 9, 2017 regarding the approval by Hempco shareholders of Aurora’s investment;

(hh)	Aurora’s material change report dated November 14, 2017 announcing the 2017 annual general meeting voting results;

(ii)	Aurora’s material change report dated November 14, 2017 regarding the submission of a proposal to CanniMed;

(jj)	Aurora’s material change report dated November 15, 2017 regarding the acceleration of the warrant expiry;

(kk)	Aurora’s material change report dated November 16, 2017 announcing a C$100 million financing; and

(ll)	Aurora’s material change report dated November 16, 2017 regarding the conversion of the remaining balance of the C$75 million debenture.

(mm)	Aurora’s material change report dated November 20, 2017 regarding the intention to make the Offer

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Aurora Cannabis Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates..

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURORA CANNABIS INC.

By:	/s/ Glen Ibbott
Name:	Glen Ibbott
Title:	Chief Financial Officer
Date:	November 27, 2017

EXHIBIT INDEX

Exhibit	Description

1.1	Offer to Purchase and Circular

1.2	Letter of Transmittal

1.3	Notice of Guaranteed Delivery

1.4	The annual information form of Aurora Cannabis Inc. (“Aurora”) dated September 25, 2017 for the year ended June 30, 2017

1.5	Aurora’s audited consolidated financial statements for the fiscal year ended June 30, 2017 and June 30, 2016, and the notes and the auditor’s report in respect thereof

1.6	Aurora’s management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2017

1.7	Aurora’s unaudited condensed consolidated financial statements for the three months ended September 30, 2017

1.8	Aurora’s management’s discussion and analysis of financial condition and results of operations for the three months ended September 30, 2017

1.9	The management information circular dated October 2, 2017 relating to the annual general and special meeting of Aurora’s shareholders held on November 13, 2017

1.10	Aurora’s material change report dated July 10, 2017 regarding the receipt of conditional approval to list on the TSX

1.11	Aurora’s material change report dated July 12, 2017 regarding passing the first stage of German domestic production tender application process to become a licensed producer of medical cannabis in Germany

1.12	Aurora’s material change report dated July 13, 2017 regarding hosting an Australian delegation led by the Minister of Agriculture and Minister of Regional Development

1.13	Aurora’s material change report dated July 18, 2017 regarding entering a technical services agreement with Cann Group Limited

1.14	Aurora’s material change report dated July 21, 2017 regarding the listing and trading of Aurora’s common shares on the TSX

1.15	Aurora’s material change report dated July 24, 2017 regarding ringing the bell at start of trading on the TSX

1.16	Aurora’s material change report dated July 31, 2017 regarding the proposed strategic investment in Hempco Foods and Fiber Inc. (“Hempco”)

1.17	Aurora’s material change report dated July 31, 2017 regarding the debenture conversion by Radient Technologies Inc. (“Radient”)

1.18	Aurora’s material change report dated August 8, 2017 regarding the appointment of certain Vice Presidents

1.19	Aurora’s material change report dated August 31, 2017 regarding an operation update

1.20	Aurora’s material change report dated September 18, 2017 regarding the completion of an investment in Hempco

1.21	Aurora’s material change report dated September 19, 2017 regarding the receipt of permits required to ship dried cannabis flower from Canada to Germany

1.22	Aurora’s material change report dated September 26, 2017 regarding the announcement of the fourth quarter and financial year end financial results

1.23	Aurora’s material change report dated September 28, 2017 regarding entering into a hardware supply agreement with Namaste Technologies Inc.

1.24	Aurora’s material change report dated September 29, 2017 regarding the grant of restricted share units and stock options

1.25	Aurora’s material change report dated October 2, 2017 regarding the acquisition of BC Northern Lights Enterprises Ltd. and Urban Cultivator Inc.

1.26	Aurora’s material change report dated October 5, 2017 regarding the launch of Aurora Envoy™, a patent-pending live plant transporter to target the home grow market

1.27	Aurora’s material change report dated October 10, 2017 regarding the announcement of a C$50 million prospectus offering

1.28	Aurora’s material change report dated October 10, 2017 regarding the upsizing of the C$50 million prospectus offering to C$60 million

1.29	Aurora’s material change report dated October 16, 2017 regarding the announcement of a C$6 million private placement

1.30	Aurora’s material change report dated October 23, 2017 regarding the extension towards finalizing an agreement with Radient

1.31	Aurora’s material change report dated November 2, 2017 regarding the closing of the previously announced C$60 million prospectus offering

1.32	Aurora’s material change report dated November 6, 2017 regarding the entering into a master services agreement with Radient

1.33	Aurora’s material change report dated November 6, 2017 regarding the start of vaporizer sales through Aurora’s website

1.34	Aurora’s material change report dated November 7, 2017 regarding the conversion of the remaining balance of Aurora’s C$25 million debenture

1.35	Aurora’s material change report dated November 9, 2017 announcing Aurora’s Q1 fiscal results

1.36	Aurora’s material change report dated November 9, 2017 regarding the approval by Hempco shareholders of Aurora’s investment

1.37	Aurora’s material change report dated November 14, 2017 announcing the 2017 annual general meeting voting results

1.38	Aurora’s material change report dated November 14, 2017 regarding the submission of a proposal to CanniMed

1.39	Aurora’s material change report dated November 15, 2017 regarding the acceleration of the warrant expiry

1.40	Aurora’s material change report dated November 16, 2017 announcing a C$100 million financing

1.41	Aurora’s material change report dated November 16, 2017 regarding the conversion of the remaining balance of the C$75 million debenture

1.42	Aurora’s material change report dated November 20, 2017 regarding the intention to make the Offer